September 29, 2015

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re: Tidewater Inc. File No. 001-06311

Ladies and Gentlemen:

Transmitted herewith is Tidewater’s reply to the Commission’s inquiry letter of September 1, 2015.

Sincerely,

TIDEWATER INC.

/s/ Quinn P. Fanning

Quinn P. Fanning

Executive Vice President and

Chief Financial Officer

September 29, 2015

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Tidewater Inc.
Form 10-K for Fiscal Year Ended March 31, 2015
Filed May 28, 2015
File No. 001-06311

Ladies and Gentlemen:

This letter is the response of Tidewater Inc. (the “company” or “Tidewater”) to the staff’s comment letter dated September 1, 2015. For the staff’s convenience, we have reproduced below the full text of the staff’s comments, each of which is followed by the company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long-Lived Assets, page 75

COMMENT 1.

In regard to your response to our prior comment number 1, please confirm that you will disclose the number of vessels (in both your active fleet and stacked fleet) whose carrying value exceeds their charter-free market value and the aggregate amount of the difference between these two amounts.

#1 Response: We are not able to provide the confirmation requested. We do not estimate the charter-free market value of every vessel in our fleet as part of our periodic asset impairment evaluation process. Charter-free market value estimates are limited to (i) stacked vessels not expected to return to active service and (ii) vessels included in those of our active vessel groups that fail step 1 of the impairment analysis based on projected undiscounted cash flows.

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September 29, 2015

As of June 30, 2015, our fleet consisted of 272 vessels, 38 of which were stacked. We group together for impairment testing purposes active vessels with similar operating and marketing characteristics in accordance with Accounting Standards Codification 360-10-35-23.

When we estimate the charter-free market values of vessels, we take a different approach for those vessels that have a net book value of less than $1 million than we take for those vessels that have a net book value of $1 million or more. With respect to vessels with a net book value of under $1 million, we rely on our own internal estimates of charter-free market values, which are developed after consultation with our operations, engineering and sales groups and reflect our estimate of what these vessels can be sold to third parties. For vessels with a net book value of $1 million or more, we first obtain estimates from ship brokers or other unaffiliated valuation consultants, and then evaluate these third party estimates to determine whether any adjustments should be made based on factors known to Tidewater that management does not believe have been adequately taken into account by the third party broker or valuation firm. Our estimates of the charter-free market values of vessels for both vessels that have a net book value of less than $1 million and for vessels that have a net book value of $1 million or more are intended to reflect the value at which the vessel or asset group could be bought or sold in a transaction between a willing buyer and a willing seller within a reasonable period of time, and are not the result of discounting the cash flows used in step 1 of the impairment analysis (please see the response to comment number three below).

A couple of additional points should be made. First, the reason that we do not source external estimates for vessels with a net book value of under $1 million is that there is very little benefit to incurring the cost to do so given that the net book value of these vessels is generally not material, thus making any potential impairment charges negligible. Second, with respect to vessels with a net book value of $1 million or more, while we consider the third party valuations to be an important and generally useful data point, in large part because of the experience and independence of such firms, that is not the end of the process in establishing the fair values of the assets. We review the third party valuations against our own knowledge of our fleet and the industry in which we operate such vessels (generally the offshore oil and gas industry), and make adjustments from time to time if we deem those adjustments to be warranted. In general, we find the third party estimates to be quite reliable, and to the extent that we do modify any fair value estimates, such modifications are usually in modest amounts. We understand that it is the responsibility of management to stand behind these valuations and we believe that we carry out that responsibility diligently.

We do not believe our practice of not establishing fair values for each of our vessels is unique. We understand it may not be uncommon for other participants in the shipping industry to have valuations for each of the vessels in their fleet, a practice that we understand may be related to the need of such companies to provide such valuations to their lenders to demonstrate compliance with collateral maintenance covenants under certain borrowing agreements. Because we have no such covenant requirements in our borrowing agreements, the large size of our fleet (272 vessels), and because we have no other U.S. GAAP or SEC requirements to report this information, we do not regularly obtain or maintain charter-free market values for all of our

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September 29, 2015

vessels and we are unable to provide this requested disclosure. We do not believe the requested information would be meaningful for our investors.

COMMENT 2.

With respect to the five asset groups that failed step 1, we note that when you compared the aggregate fair value (i.e. charter-free market value) to the aggregate carrying value, none of the asset groups required impairment. However, we also note the following from your periodic filings and recent earnings calls:

●	deteriorating market conditions have lead you to stack vessels and record impairment charges during fiscal 2015 and the quarter ended June 30, 2015;
●	the average age of newer vessels in your fleet is over seven years;
●	26 of the 38 stacked vessels at June 30, 2015 are newer vessels representing approximately 10% of your new vessel fleet;
●	you have not sold any OSVs of recent vintage other than crew and smaller vessels; and
●	the potential oversupply of OSVs in the industry.

In this regard, please reconcile and explain to us why the aggregate charter-free market value exceeded the aggregate carrying value of such vessels when the factors noted above appear to support the contrary and why you consider this to be reasonable. As part of your response, please explain the reason(s) for why it also appears the aggregate charter-free market value of the five assets groups exceeded its aggregate undiscounted cash flows (i.e. step 1).

#2 Response: The impairment test that resulted in five asset groups failing step 1 of the impairment test was performed during the quarter ended December 31, 2014 and triggered a need for the second step of the impairment analysis of the vessels of such groups.

The five asset groups that failed step 1 of the impairment test comprised a total of 18 vessels with an aggregate net book value of $21.0 million. Overall we evaluated 45 active vessel groups based on vessel type, vessel age and geographic areas of vessel operations. All of the vessels in the five asset groups failing step 1 of the impairment test were older vessels with remaining useful lives that are generally shorter (on average, less than five years) than the remaining useful lives of the other vessels in our active fleet (which vessels have an average remaining life of over 15 years).1

Once we established that the 18 vessels identified above had failed step 1 of the impairment analysis, our next step was to determine the fair value of each of these vessels. In our experience, older vessels may have a fair value that exceeds their salvage value at the end of their useful

1 Note that our deepwater vessels, towing-supply vessels, and tugs, which collectively comprise 228 of our 272 vessels at June 30, 2015, are generally depreciated over 25 years, while our remaining vessels, primarily crewboats and utility vessels, are generally depreciated over 10 to 15 years.

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September 29, 2015

lives both because of our demonstrated ability to either operate vessels of these types beyond the end of their useful lives (thus resulting in additional operating cash flow) or to sell our older vessels to third parties, both within our industry (primarily the offshore oil and gas industry) and outside of our industry. We also have a track record of disposing of vessels for values in excess of their net book value and of recognizing modest gains on vessel dispositions. Between April 1999 and March 2015, the company disposed, primarily through vessel sales to buyers that do not compete with us, 729 vessels. Most of the vessel sales were at prices that exceeded their carrying values. Vessel dispositions over this period have resulted in an average gain per vessel of approximately $680,000. These dispositions occurred over a time period in our industry which included both upturns and downturns.

In your comment letter, you have recited a number of factors (that we ourselves have noted publicly before) that confirm that the oil and gas industry, and the energy service industry, are in the midst of a severe and potentially prolonged period of reduced business activity due to expectations for lower global oil and gas demand and an oversupply of oil and gas. Significantly reduced exploration and development spending by our customers is expected to lead to difficult times, and we have taken all of those factors into consideration in both projecting future cash flows in the first step of our impairment analysis as well as in estimating values of our impaired assets in the second step of our impairment analysis. However, as we discuss elsewhere in this letter, notwithstanding the current industry decline, there is a reasonable explanation why the aggregate charter-free market value of these vessels has exceeded their aggregate carrying value and undiscounted cash flows.

We also acknowledge that the recent industry downturn is, at least in part, a result of excess global vessel capacity, which may make it more challenging for the company to maximize value through the sale of vessels to third parties in the near-term. We have no plan or need, however, to sell vessels (stacked or otherwise) on an expedited basis or under duress. In other words, Tidewater takes into account its overall financial position in determining the charter-free market values of its vessels. The Company is not under pressure to engage in any “fire sale” of its assets, which would likely result in a lower charter-free market value. In our view, these assumptions are consistent with GAAP guidance as set forth in ASC 820-10-35.

We believe that our estimates of undiscounted cash flows were reasonable in step 1 of the active vessel impairment test for purposes of identifying asset groups at risk for potential impairment. While it is difficult to project future cash flows in the early stages of a downturn (for example, how low day rates will drop and for how long will they remain depressed), we also note that the undiscounted cash flows did not include incremental cash flows that often result from the sale of vessels at amounts in excess of book value or from continued operating cash flows generated when we operate a vessel beyond its accounting useful life.

As mentioned above in Response # 1, we believe that it is important, at least with respect to our vessels with a net book value of more than $1 million, to obtain valuations from third parties to help support our estimates of the charter-free values of the asset groups that failed the step 1 test. In particular, we believe that estimates of charter-free values prepared by ship brokers or other unaffiliated valuation consultants provide the company with an independent view of (i) other

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September 29, 2015

market participants’ multi-year outlook for both the offshore oil and gas industry (which may be better or worse than our own view) and other industries for which we have less experience and expertise, (ii) other market participants’ expectations of future cash flows that a vessel can generate by operating within or outside of our industry and (iii) what other market participants (both within and outside of our industry), who often find other uses for these vessels, may be willing to pay for a vessel. In connection with our asset impairment analysis at December 31, 2014, independent valuations from experienced and knowledgeable ship brokers or other unaffiliated valuation consultants were used as an additional and important data point that allowed us to reach a conclusion that, notwithstanding the current industry downturn, our estimates of fair values of these vessels were reasonable and that the charter-free market value exceeded both the aggregate carrying value and the undiscounted, projected future cash flows of such vessels.

COMMENT 3.

Please explain why fair value for the five asset groups that failed step 1 was determined by the charter-free market value of each vessel rather than the discounted cash flow method in accordance with your critical accounting policy for impairment of long-lived assets on page 75 and your accounting policy in the notes to the financial statements.

#3 Response: As noted in response number 2 above, we believe that the methodology that we follow to determine charter-free market values, which is based on our own internal judgement or after availing ourselves of valuations obtained from independent third-parties (for vessels with a carrying value of $1 million or more), results in a better estimate of fair value than relying on the discounted value of our estimates of future cash flows. In circumstances such as those present, where an after-market exists for the disposal of assets, estimates of charter-free value provided by ship brokers or other unaffiliated valuation consultants who we believe are knowledgeable regarding current market conditions for current sales of similar equipment (both within and outside of our industry) provides independent support for management’s conclusion as to valuation of these vessels. And the company’s past experience with successful asset sales is part of that assessment.

We acknowledge that our accounting policy disclosed in our public filings states that the estimate of fair value is to be calculated based on discounted cash flows; however, we have not historically used this method to estimate fair market values of any vessels or asset groups. In addition, only a limited number of asset groups have shown a shortfall in projected cash flows compared to aggregate carrying value of such vessels and only in recent years. We believe that the process used by the company is reasonable and an appropriate methodology for determining fair value for each of the vessels that required a fair value estimate. With our experience in estimating fair values in our stacked vessel impairment process over many years, we have used the same approach to estimate fair values of active asset groups requiring further analysis.

In future filings, we will revise our Critical Accounting Policies and Estimates disclosure and our accounting policy disclosure included in note one to our consolidated financial statements to

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reflect the use of third-party estimates in estimating fair value of asset groups that fail step 1 of the impairment test. We have attached a draft of our intended revised disclosure as Exhibit A.

COMMENT 4.

For each of the five asset groups that failed step 1, please tell us the number of vessels in and the aggregate carrying value of the asset group, aggregate undiscounted cash flows amount, and aggregate fair value based on the charter-free market value and discounted cash flow method (assuming that method had been used). As part of your response, please provide the significant assumption(s) used in the cash flow analysis and the basis for each one.

#4 Response: Please see Exhibit B for a schedule of the requested information for the asset groups that failed step 1 of the impairment test. As noted in our response to comment number 3 above, we do not use the discounted cash flow method to estimate fair values of our vessels or asset groups. For each asset group, the assumptions used in estimating expected future cash flows are based on the most recent operating statistics available (which in the case of the review of the active fleet at December 31, 2014 was based on actual statistics for the six month period ended September 30, 2014) and we adjusted these statistics for our then best available estimate of the market (and the resulting best then available estimate of utilization and average day rates) for such vessels over the remaining lives of the vessels in the group, taking into account existing contract coverage, known or expected contract renewals, and expected drydockings, among other considerations.

In our review of the active fleet at December 31, 2014, after developing our through-cycle forecast of future cash flows and given what we believed to be the beginning of a multi-year industry downturn, we further reduced projected revenues in years one through three by 10%, 20%, and 10%, respectively (relative to the through-cycle forecast) in order to simulate an assumed multi-year down turn that, at its trough, would result in a 20% contraction in vessel revenue before an industry recovery began (i.e., vessel revenue in year one was projected to be 90% of the originally forecasted through-cycle vessel revenue, year two vessel revenue was projected to be 80% of the originally forecasted through-cycle vessel revenue, year three vessel revenue was projected to be 90% of the originally forecasted through-cycle vessel revenue, and year four vessel revenue was forecasted to be 100% of the originally forecasted through-cycle vessel revenue). The estimated impact of the downturn on revenues was based, in part, on dialogue with customers as to reductions in their spending plans, potential delays and/or cancelations of offshore projects, and cost reductions that they would be seeking in the form of rate concessions from their suppliers (including the company), in response to lower commodity prices.2

2 Our modeling of a multi-year downturn was most impactful in connection with our goodwill impairment analysis as of December 31, 2014 which was based on a discounted cash flow analysis. The underlying cash flows developed for the goodwill impairment analysis and for the asset impairment analysis, however, were the same cash flows.

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We generally made no provision for a reduction in our estimates of daily operating expenses as potential cost reduction initiatives to mitigate the impacts of a protracted industry downturn had not yet been fully developed. We believed this to be a reasonable estimate of the expected downturn, given our experience with past industry downturns.

COMMENT 5.

We understand that the primary estimates and assumptions used in reviewing active vessel groups for impairment include utilization rates, average day rates, and average daily operating expenses, and that these estimates are made based on recent actual trends in utilization, day rates and operating costs. In connection with the above comment, please provide us with the average day rates and average daily operating expenses used in estimating undiscounted cash flows for purposes of your impairment analysis pursuant to ASC 360-10-35-30 for all of your active fleet and the historical period of time (e.g. 1, 3, 5, 10 years) upon which this information is based. Please provide the basis for the period of time for the amounts used and why you consider these amounts to be reasonable. Also, tell us how these amounts used in your analysis compare to actual amounts experienced currently and over the last year.

#5 Response: Please see Exhibit C (2 pages) for a summary of average day rates, utilization, and average daily operating expenses presented for our three primary vessel classes in our active fleet, which for this presentation summarizes the 45 active vessel groups that were evaluated by combining similar types of vessels, new and old vessels and vessels that are operated across multiple geographies. We have provided these actual statistics for the three months ended March 31, 2015 and the three months ended June 30, 2015 as well as estimated statistics for the comparable periods that provided the primary basis for estimating future cash flows in our impairment testing of the active fleet at December 31, 2014.

As you will see from the summary statistics at the bottom of each of the pages of Exhibit C, actual utilization adjusted average day rates for the three months ended March 31, 2015 and the three months ended June 30, 2015 were respectively $900 lower and $1,520 lower than projected utilization adjusted average day rates (average day rate multiplied by the utilization rate) for the comparable periods. Active/owned vessel revenue for the three months ended March 31, 2015 and the three months ended June 30, 2015 was respectively 6.6% lower and 13.9% lower than projected active/owned vessel revenue for the comparable periods. Active/owned vessel revenue less vessel operating costs, excluding major repair and maintenance expense3, for the three months ended March 31, 2015 and the three months ended June 30, 2015 was respectively $9.7 million lower (7.6%) and $9.6 million lower (7.4%) than projected active/owned vessel revenue less vessel operating costs, excluding major repair and maintenance expense, for the comparable periods. In percentage terms, active/owned vessel margin (active/owned vessel revenue less vessel operating costs, excluding major repair and maintenance expense, divided by active/owned vessel revenue) was 0.4 percentage points lower than projected active/owned

3 As noted in Exhibit C, major repairs and maintenance expense is excluded from our projected average daily operating expense because it is forecasted on a vessel-by-vessel basis.

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vessel margin for the three months ended March 31, 2015 and was 3.2 percentage points higher than projected active/owned vessel margin for the three months ended June 30, 2015.

In comparing actual results to projected results for the three months ended March 31, 2015 and the three months ended June 30, 2015, the negative variances relative to projected active/owned vessel revenue are believed to be, at least in part, a result of the company’s agreement with select customers to reduce the day rates on existing term charters of vessels, the effect of which has been to accelerate the realization of projected lower average day rates. Through the three months ended June 30, 2015, we did not have a basis to believe that the projected 20% contraction in vessel revenue during the current downturn (relative to the through cycle forecast), at its trough, would be materially different than expectations at the time of the asset impairment analysis as of December 31, 2014. We also note that cost reduction initiatives have mitigated the impact of lower than projected active/owned vessel revenue as was demonstrated by the smaller negative variances (relative to the projection) in regards to active/owned vessel revenue less vessel operating costs (in dollars) and active/owned vessel margin (in percentage terms).

As noted in the response to comment number 4 above, we used actual statistics for the six months ended September 30, 2014 as the starting point for our estimates of future expected cash flows for each asset group. While we use the actual statistics for the six months ended September 30, 2014 as a starting point for the assumptions used in our projections, it is important to note that each asset group is reviewed individually to determine if adjustments to these key assumptions, upward or downward, are appropriate based upon our view of the market and considering known existing contracts and expected contract renewals. Nonetheless, per your request, we are also including as Exhibit D statistics comparable to those presented in Exhibit C, but for the 12 month period ended September 30, 2014 (i.e., the 12 months of actual data that was available to the company for use with our impairment analysis in the quarter ended December 31, 2014).

We do not use a longer historical period (e.g., 1, 3, 5 or 10 years) as a starting point for our projections due to the short term nature of our contracts (from spot market contracts of only a few weeks to longer term contracts of generally two to three years) and the rapidly changing market conditions. In addition to this review as of December 31, 2014, we continually monitor operating results each quarter to determine if further analysis is warranted, such as the additional analysis that we performed as of March 31, 2015, on a limited number of asset groups whose operating results deteriorated more than we had anticipated at the time of our year-end review.

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Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 2. Management’s Discussion and Analysis

Fiscal 2016 First Quarter Business Highlights

Vessel Count, Dispositions, Acquisitions and Construction Programs, page 43

COMMENT 6.

We note that you had a total of 38 vessels stacked at June 30, 2015, and that you recognized $11.7 million of impairments to stacked vessels for the quarter ended June 30, 2015. Of these vessels stacked at June 30, 2015, please tell us and revise to disclose the following:

●	the number and aggregate carrying value of stacked vessels impaired; and
●	for stacked vessels not impaired, the aggregate amount of their carrying value and the amount, if any, their carrying value exceeded their charter-free market value.

#6 Response: Historically, substantially all of our stacked vessels have been older vessels that were not expected to return to active service. For impairment analysis purposes, we believed it was appropriate to evaluate these vessels on an individual basis. Beginning in the quarter ended June 30, 2015, due in part to the modernization of our fleet in recent years, we noted that more of our vessels that were being stacked were newer vessels that were expected to return to active service. These stacked vessels, which were expected to return to active status and have the same capabilities and likelihood of future active service as other vessels currently operating, are current with classification societies in regards to their regulatory certification status and are being actively marketed. Because of all these factors, these newer stacked vessels are evaluated for impairment as part of their assigned active asset group and not individually. In future filings, we will revise our Critical Accounting Policies and Estimates disclosure and our accounting policy disclosure to clarify that stacked vessels not expected to return to active status within the Tidewater fleet are evaluated for impairment on an individual basis while stacked vessels expected to return to active status within the Tidewater fleet will continue to be evaluated for impairment as part of their active asset groups. We have attached a draft of our intended revised disclosure as Exhibit A.

As of June 30, 2015, we had 38 stacked vessels with an aggregate carrying value of approximately $319 million. The $11.7 million impairment charge for stacked vessels that was recorded in the quarter ended June 30, 2015 related to 14 vessels with a pre-impairment carrying value of $58.6 million (an approximate 20% impairment). The aggregate carrying value of stacked vessels not impaired was $282 million at June 30, 2015, including eight newer vessels that are expected to return to active service with an aggregate carrying value of $196 million, or approximately 70% of the aggregate carrying value of the stacked vessels for which no impairment was recorded. The eight newer vessels, each of which has a remaining useful life of 20 years of more, were assessed for impairment with their corresponding asset groups.

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As noted above, stacked vessels not expected to return to active status within the Tidewater fleet are reviewed for impairment individually. If the carrying value of a stacked vessel exceeds its charter-free market value, an impairment charge would be recorded for the difference. For stacked vessels not expected to return to active status and not impaired at June 30, 2015, none of these vessels’ carrying values exceeded their estimated charter-free market values and no impairment charge was necessary.

COMMENT 7.

Additionally, please tell us whether any of the additional impairment charges related to vessels that were previously stacked and impaired at March 31, 2015. If so, please explain the change in the facts and circumstances that lead to the recognition of additional impairment charges during the quarter ended June 30, 2015 rather than at March 31, 2015.

#7 Response: Of the 14 vessels that incurred impairment charges during the quarter ended June 30, 2015, six vessels, with an aggregate impairment charge of approximately $2.5 million, were stacked as of March 31, 2015 and included in our impairment review at that time.

Four of these six vessels, accounting for $350,000 of the impairment charge recorded in the quarter ended June 30, 2015, were written down to scrap value. During the quarter ended June 30, 2015, we determined that these four vessels were no longer viable candidates for re-sale, so we segregated them for sale to a scrap yard. As a result, the scrap value was estimated internally, based on our knowledge of the current market for scrapped vessels and discussions with potential scrap yards, and an impairment charge was recorded accordingly.

One of these six vessels, accounting for $2.2 million of the impairment charge, was being negotiated for sale with a known buyer at December 31, 2014 and March 31, 2015. When these negotiations were terminated in the quarter ended June 30, 2015, we began negotiations with another buyer at a significantly lower sales price for the vessel. Based on these potential transactions with third parties, the impairment was recorded in June to reduce the carrying value of the vessel to be consistent with the then active negotiations. Although negotiations with this second buyer continue, the vessel has not yet been sold.

The remaining vessel of these six vessels accounted for $65,000 of the impairment charge and was based on recent sales of similar equipment.

COMMENT 8.

We note you stacked an additional 23 vessels in the first quarter of fiscal 2016. We also note your disclosure on page 33 that the price of crude oil remained relatively stable during the quarter ended June 30, 2015. Please explain to us and disclose the reason(s) why the number of stacked vessels more than doubled during the quarter ended June 30,

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2015. As part of your response, please provide the primary factors which lead to your decision to stack them in the first quarter of fiscal 2016, rather than at March 31, 2015.

#8 Response: The decision to stack a vessel is generally determined based on our economic assessment of the market opportunities available for the vessel at the time the vessel completes a charter with a customer. This assessment includes consideration of the current certification status of the vessel by the various classification societies who inspect our vessels during the course of regulatory certification. When significant investment is needed to meet regulatory requirements, and suitable job opportunities are not then available, we may decide to forego a costly regulatory drydocking or defer major maintenance, and instead stack the vessel because it is not permitted to work without valid regulatory certifications. While the disclosure on page 33 indicates that crude oil prices were relatively stable during the quarter ended June 30, 2015, the market opportunities for the 23 vessels stacked in the first quarter of fiscal 2016 were not considered to be economically practical or strategically sound. Note that oil prices and the trend in oil prices, among other considerations, impact our customers’ spending and investment plans. The impact on overall vessel demand, vessel utilization and average day rates, however, is indirect. In addition, because much of our fleet operates under contracts that have durations of two to three years, it can sometimes take several quarters for the downturn in the industry to impact the utilization of our vessels and average day rates. For the 23 vessels stacked in the first quarter of fiscal 2016, 18 vessels were still fulfilling contract obligations in the fourth quarter of fiscal 2015. The remaining five vessels were crewed and, though idle, available for work and actively marketed to charter.

COMMENT 9.

Please explain to us the basis and timing for when you determine a vessel is inactive and should be stacked. In so doing, tell us if you have any inactive vessels that are not stacked.

#9 Response: Please see the response to comment number eight for an explanation of our reasons for stacking a vessel. A vessel is inactive when it is not currently on charter to a customer; however, it still has crew onboard, and is ready to work, whether it be on a short term spot basis, or on a longer term contract. Vessels are frequently considered inactive when they are between contracts and spot market work is not available. At June 30, 2015, we had 14 vessels that were currently inactive but not stacked.

COMMENT 10.

We note you perform a review of your stacked vessels every six months or when circumstances warrant. In this regard, please clarify for us whether stacked vessels are tested for impairment at the time they are initially stacked. If not, please explain why, including when you test these vessels for impairment and the factors that must be present for you to do so.

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#10 Response: We perform an impairment review of our stacked vessels not expected to return to active service on an individual basis every six months at June 30th and December 31st. Additionally, at September 30th and March 31st, we consider the market conditions at the time and monitor our vessel stacking activities to identify any vessels where impairment might be a concern, including consideration of vessels stacked during the period. If any such vessels are identified, as was the case at March 31, 2015, we estimate fair value for these vessels using third party estimates to assist management in determining the fair market value and record any necessary impairment in that quarter.

The Company represents to the Securities and Exchange Commission and its Staff that the company is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (713) 470-5231.

Sincerely,

/s/ Quinn P. Fanning
Quinn P. Fanning
Executive Vice President and
Chief Financial Officer

EXHIBIT A

Tidewater Inc.

Proposed Accounting Policy Disclosure

Application of Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets

The company reviews the vessels in its active fleet for impairment whenever events occur or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In such evaluation, the estimated future undiscounted cash flows generated by an asset group are compared with the carrying amount of the asset group to determine if a write-down may be required. With respect to vessels that ~~have not been stacked~~are expected to remain in active service, we group together for impairment testing purposes vessels with similar operating and marketing characteristics. We also subdivide our groupings of assets with similar operating and marketing characteristics between our older vessels and newer vessels.

The company estimates cash flows based upon historical data adjusted for the company’s best estimate of expected future market performance, which, in turn, is based on industry trends. If an asset group fails the undiscounted cash flow test, the company ~~uses the discounted cash flow method to determine the estimated fair value~~estimates the fair value of each asset group and compares such estimated fair value, considered Level 3, as defined by ASC ~~360, Impairment or Disposal of Long-lived Assets~~820, Fair Value Measurements and Disclosures, to the carrying value of each asset group in order to determine if impairment exists. Management derives the fair value of the asset group through making estimates of fair value for each vessel in the group, considering items such as age, vessel class supply and demand, and recent sales of similar vessels among other factors and for more significant vessel carrying values we may obtain third-party appraisals for use by management in determining a vessel’s fair value. If impairment exists, the carrying value of the asset group is reduced to its estimated fair value.

The primary estimates and assumptions used in reviewing active vessel groups for impairment and estimating undiscounted cash flows include utilization rates, average dayrates, and average daily operating expenses. These estimates are made based on recent actual trends in utilization, dayrates and operating costs and reflect management’s best estimate of expected market conditions during the period of future cash flows. These assumptions and estimates have changed considerably as market conditions have changed, and they are reasonably likely to continue to change as market conditions change in the future. Although the company believes its assumptions and estimates are reasonable, deviations from the assumptions and estimates could produce materially different results. Management estimates may vary considerably from actual outcomes due to future adverse market conditions or poor operating results that could result in the inability to recover the current carrying value of an asset group, thereby possibly requiring an impairment charge in the future. As the company’s fleet continues to age, management closely monitors the estimates and assumptions used in the impairment analysis in order to properly identify evolving trends and changes in market conditions that could impact the results of the impairment evaluation.

In addition to the periodic review of its active long-lived assets for impairment when circumstances warrant, the company also performs a review of its stacked vessels not expected to return to active service and vessels withdrawn from service every six months or whenever changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Management estimates the fair value of each ~~stacked~~ vessel not expected to return to active service (considered Level 3, as defined by ASC 820, Fair Value Measurements and Disclosures) ~~’s fair value~~ by considering items such as the vessel’s age, length of time stacked, likelihood of a return to active service, actual recent sales of similar vessels, among others. For more significant vessel carrying values,~~In certain situations~~ we obtain an estimate of the fair value of the stacked vessel from third-party appraisers or brokers for use in ~~supporting~~ our determination of~~our~~ fair value estimates. The company records an impairment charge when the carrying value of a vessel withdrawn from service or a stacked vessel not expected to return to active service exceeds its estimated fair value. The estimates of fair value of stacked vessels are also subject to significant variability, are sensitive to changes in market conditions, and are reasonably likely to change in the future. ~~The company has consistently recorded modest gains on the sale of stacked vessels.~~

Tidewater Inc.	EXHIBIT B
Five asset groups that failed step one of the impairment analysis December 31, 2014

Class Description	No. of Vessels	Aggregate at Carrying Value		Aggregate Undiscounted Cash Flows		Aggregate Fair Value		Avg Remaining Depreciable Life(Years)	Average Dayrates (1)	Average Utilization (1)	Average Daily Operating Expense (1)

Americas, CREWBOATS > 151’, built after 1999	8	16,860,426	(4)	10,938,312		28,250,000	(4)	3.41	9,400	76.0%	5,024

Americas, PSV < 1,200 DWT, built before 1999	1	919,807		387,711		1,000,000		1.00	-	0.0%	-

Americas, CREWBOATS < 131’, built before 1999	2	263,881		83,824		300,000		1.25	-	0.0%	-

Subsaharan Africa, OFFSHORE TUG , 5,000 BHP, built before 1999	3	2,736,446	(5)	(3,845,743)	(2)	5,350,000	(5)	6.22	5,100	78.0%	3,224

Subsaharan Africa, UTILITY VESSELS, built before 1999	4	237,998		(725,072)	(3)	400,000		7.00	4,404	97.4%	2,668

Totals	18	21,018,560		6,839,032		35,300,000		3.78

(1)	Projected dayrates, utilization, and daily operating expenses were based on actual statistics for the six months ended September 30, 2014, adjusted for management’s best estimate of the then existing market for such vessels over the remaining useful lives of the vessels in the group. Average daily operating expense excludes major repairs and maintenance expense, including dry docking costs, which are forecasted separately by vessel.

(2)	Includes approximately $6.4 million of major repair and maintenance expected during the projection period.

(3)	Includes three vessels used in Tidewater’s operations which generate no revenues, have nominal operating expenses and have no aggregate carrying value as of December 31, 2014.

(4)	Includes four vessels with an estimated aggregate carrying value and fair value of $13 million and $22 million, respectively. Fair values for these vessels were estimated with the assistance of valuations obtained from third party ship brokers. Also includes four vessels with an aggregate carrying value and estimated aggregate fair value of $3.5 million and $6.3 million, respectively. Fair values for these vessels were determined internally based on a then pending transaction or by comparison to sales of similar vessels.

(5)	Includes one vessel with an estimated aggregate carrying value and fair value of $1.3 million and $2.5 million, respectively. Fair values for these vessels were estimated with the assistance of valuations obtained from third party ship brokers. Also includes two vessels with an aggregate carrying value and estimated aggregate fair value of $1.5 million and $2.8 million respectively. Fair values for these vessels were determined internally based on a then pending transaction or by comparison to sales of similar vessels.

Tidewater Inc.	EXHIBIT C
Active Vessel Valuation Q4 FY 2015 Actuals to Projection

		Q4 FY 2015 - Actuals					12/31/2014 Projection for Q4 of FY 2015					Δ
Category	Scenario	Count	Day Rate	Utiliz %	Util Adj Day Rate	Daily Opex excl MRM	Count	Day Rate	Utiliz %	Util Adj Day Rate	Daily Opex excl MRM	Count	Util Adj Day Rate	Daily Opex excl MRM	UADR less Opex
Deepwater	Through Cycle Proj	86					82	30,292	86.4%	26,163	12,768
	Actual/10-20-10 Proj		27,387	81.8%	22,408	11,633				23,546	12,768	4	(1,139)	1,135	(4)
Towing/Supply	Through Cycle Proj	100					103	15,173	84.2%	12,777	7,109
	Actual/10-20-10 Proj		14,460	72.8%	10,534	6,452				11,500	7,109	(3)	(966)	656	(309)
Other	Through Cycle Proj	54					53	6,624	83.8%	5,551	3,274
	Actual/10-20-10 Proj		5,749	73.6%	4,229	3,219				4,996	3,274	1	(766)	56	(711)

(1)	This table reflects the active owned vessels (i.e., excluding leased and stacked vessels), grouped by vessel type (3 types). Additional detail is available by vessel type, vessel age (old v. new), and regional geography (45 groups total).
(2)	The total vessel count for the period presented is based on days available divided by the number of days in the period.
(3)	Utilization adjusted day rate = average day rate (actual/projection) multiplied by the utilization rate (actual/projection).
(4)	Daily operating expenses (“Opex”) excludes major repairs and maintenance expense (“MRM”), which is forecasted on a vessel-by-vessel basis (i.e., not by vessel group).

		Actual	Projection	Δ	Δ %
	Utilization Adjusted Day Rate	$13,302	$14,202	$(900)	-6.3%
	Active/Owned Vessel Revenue	$284,065,627	$304,203,861	$(20,138,234)	-6.6%
Summary Statistics	Active/Owned Vessel Opex (excl. MRM)	$165,334,890	$175,742,802	$10,407,912	5.9%
	Active/Owned Vessel Margin (excl. MRM) $’s	$118,730,737	$128,461,059	$(9,730,322)	-7.6%
	Active/Owned Vessel Margin (excl. MRM) %	41.8%	42.2%	-0.4 ppts

Tidewater Inc.	EXHIBIT C
Active Vessel Valuation Q1 FY 2016 Actuals to Projection

		Q1 FY 2016 - Actuals					12/31/2014 Projection for Q1 of FY 2016					Δ
Category	Scenario	Count	Day Rate	Utiliz %	Util Adj Day Rate	Daily Opex excl MRM	Count	Day Rate	Utiliz %	Util Adj Day Rate	Daily Opex excl MRM	Count	Util Adj Day Rate	Daily Opex excl MRM	UADR less Opex
Deepwater	Through Cycle Proj	89					82	30,292	86.4%	26,163	12,768
	Actual/10-20-10 Proj		26,590	71.9%	19,121	10,106				23,546	12,768	7	(4,426)	2,662	(1,764)
Towing/Supply	Through Cycle Proj	94					103	15,173	84.2%	12,777	7,109
	Actual/10-20-10 Proj		14,044	77.4%	10,871	5,815				11,500	7,109	(9)	(628)	1,294	666
Other	Through Cycle Proj	46					51	6,752	84.1%	5,677	3,401
	Actual/10-20-10 Proj		5,626	79.4%	4,469	2,639				5,110	3,401	(5)	(641)	763	122

(1)	This table reflects the active owned vessels (i.e., excluding leased and stacked vessels), grouped by vessel type (3 types). Additional detail is available by vessel type, vessel age (old v. new), and regional geography (45 groups total).
(2)	The total vessel count for the period presented is based on days available divided by the number of days in the period.
(3)	Utilization adjusted day rate = average day rate (actual/projection) multiplied by the utilization rate (actual/projection).
(4)	Daily operating expenses (“Opex”) excludes major repairs and maintenance expense (“MRM”), which is forecasted on a vessel-by-vessel basis (i.e., not by vessel group).

		Actual	Projection	Δ	Δ %
	Utilization Adjusted Day Rate	$12,783	$14,304	$(1,520)	-10.6%
	Active/Owned Vessel Revenue	$264,487,139	$307,212,748	$(42,725,609)	-13.9%
Summary Statistics	Active/Owned Vessel Opex (excl. MRM)	$144,570,006	$177,695,500	$33,125,494	18.6%
	Active/Owned Vessel Margin (excl. MRM) $‘s	$119,917,133	$129,517,248	$(9,600,115)	-7.4%
	Active/Owned Vessel Margin (excl. MRM) %	45.3%	42.2%	3.2 ppts

Tidewater Inc.	EXHIBIT D
Active Vessel 12 Months Ended September 30, 2014

	Twelve months ended September 30, 2014
Category	Count	Day Rate	Utiliz %	Util Adj Day Rate	Daily Opex excl MRM
Deepwater	91	29,862	85.5%	25,525	11,840
Towing/Supply	100	15,132	85.6%	12,957	6,705
Other	67	6,363	82.8%	5,267	2,322

(1)	This table reflects the active owned vessels (i.e., excluding leased and stacked vessels), grouped by vessel type (3 types). Additional detail is available by vessel type, vessel age (old v. new), and regional geography (45 groups total).
(2)	The total vessel count for the period is based on days available divided by the number of days in the period.
(3)	Utilization adjusted day rate = average day rate (actual/projection) multiplied by the utilization rate (actual/projection).
(4)	Daily operating expenses (“Opex”) excludes major repairs and maintenance expense (“MRM”), which is forecasted on a vessel-by-vessel basis (i.e., not by vessel group).

		Quarterly Average
	Utilization Adjusted Day Rate	$14,511
	Active/Owned Vessel Revenue	$327,426,006
Summary Statistics	Active/Owned Vessel Opex (excl. MRM)	$159,426,292
	Active/Owned Vessel Margin (excl. MRM) $‘s	$167,999,714
	Active/Owned Vessel Margin (excl. MRM) %	51.3%